Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

 Virgin Media and Liberty Global

Employee Q&A

Following today’s announcement, we’ve tried to anticipate the first questions you may want answers to as Virgin Media employees.  This isn’t an exhaustive list, and in fact we’d really welcome more questions from you as you consider the news.

We’ve set up a mailbox for your questions.  So, please have a read of this Q&A and if there’s something you’d still like to ask, the details of how to do this are at the end of this document.  We’ll then publish any fresh questions and their answers here, so everyone can see them.

We’ve also created a separate Q&A to help you answer the most likely questions we may get from our customers.  Here too, we’ll update these as the deal progresses and we become aware of any specific issues raised by our customers.  You can find the Customer Q&A [here — LINK].

We’ll start with some of the big questions about the merger, and then get into the questions about our people and what it means for us.

THE DEAL

Why have we agreed to merge with Liberty Global?

The Virgin Media Board has thoroughly considered a range of different options for growing our business and they believe this transaction offers the best opportunity to maximise the value of our products, brand and people. The combined company will create the world’s largest broadband communications company, giving us the opportunity to accelerate our growth both here in the UK.  For the Liberty Group, it will also provide opportunities across Europe, as the combined company makes the most of our shared expertise and greater economies of scale. This deal will also allow our shareholders to benefit from the value we’ve created in the company over the last six years.

Who approached whom?

We were approached by Liberty Global.

Did you receive offers from any other companies?

It’s not appropriate for us to comment on that.

What’s the likelihood of the deal not completing?

We can’t comment on what might happen but we can say that the Virgin Media Board has recommended the transaction to shareholders.

Can we resist this merger?

The Board has recommended this transaction as it believes it is good news for shareholders, customers and our people.

Is this a hostile takeover?

No. The Board of Virgin Media believes the merger of Liberty Global and Virgin Media creates enhanced value for shareholders as well as providing exciting benefits for our customers and people.  The combined entity will bring together two pioneering companies in the communications and entertainment worlds, and provide an opportunity for us to accelerate our growth both in the UK and across Europe.

How long is the merger process likely to take?

We expect the deal to complete in about three or four months, following approval from the relevant regulatory authorities.

Will Virgin Media be a small part of a much bigger organisation?

Virgin Media will in fact make up nearly 40% of the new combined company in terms of value and we’ll be the largest part of the group.

What will happen to Virgin Media as a brand?

Virgin Media will continue to operate under the Virgin Media brand in the UK. The Liberty Global management team have expressed their respect for the part the brand has played in our success, in terms of engaging our customers, differentiating us from our competitors and creating a fantastic Virgin Media team across the UK. The Virgin Media values will remain at the heart of how we do business.

Are Liberty Global buying the right to use the Virgin Media name elsewhere?

No.  The Virgin Media brand, as part of the Liberty Global Group, will only be used in the UK.

Will Richard Branson continue to be involved in the business?

Liberty Global’s management recognise what an inspiring presence Richard is for both our customers and our people, and have indicated they would welcome his continued involvement in the company. However, whether or not the Virgin Group chooses to invest in the new company is a question for them.

Where can I find further information about Liberty Global?

You can find out more about Liberty Global by visiting their website at www.lgi.com.

OUR  BUSINESS GOING FORWARD

Is Liberty Global going to cherry-pick the best parts of our business and cut the rest loose?

We can’t speculate about the future intentions of Liberty Global management. However, our discussions with them — not to mention the terms of the deal — strongly suggest that they recognise the value embedded in all the parts of Virgin Media’s business model, including its mobile and business operations. In fact, we believe that in many ways, Virgin Media represents a model for the future development of their businesses in other European markets.

Will Virgin Media sell Liberty Global’s products and services and vice versa? If so, how?

Our two companies’ products are very complementary.  Over the long term, the scale and shared expertise of the new company provides the opportunity for accelerated innovation and the integration of product roadmaps.  However we can’t speculate about the future intentions of Liberty Global management.

I read Liberty Global has its own TV platform. Will TiVo remain Virgin Media’s TV platform?

We understand Liberty Global fully recognise the power and popularity of TiVo and have no intention of withdrawing it from the market. Over time, however, there is obviously the opportunity to integrate its development roadmap with Liberty Global’s other next generation TV services in a way that exploits the scale and shared expertise of the new combined company.

Will we stay in the Mobile business?

We understand that Liberty Global management intends to continue driving the development of our mobile business aggressively.  In fact, we believe that our success in mobile is something they’re interested in replicating in other markets.

What does this transaction mean for Virgin Media Business?

As with mobile, we understand that Liberty Global management intends to continue driving the development of Virgin Media Business aggressively.  In fact, we believe that our emerging success in the business sector is something they’re interested in replicating in other markets.

Will Virgin Media still be using Usain Bolt/David Tennant/Mo Farah in its advertising?

We will continue to use Usain, Mo and David for the remainder of the contracts we have with them.  We’re not going to speculate about specific future marketing strategies but we don’t anticipate this deal will prevent us communicating with our customers about the benefits of our products in the most effective way.

Will Virgin Media or Liberty Global be undertaking any further acquisitions to build the overall business?

We never comment on merger and acquisition matters and can’t speculate on the Liberty Global management team’s intentions.

What are the drivers for growth in Liberty Global’s business? What level of future growth can we expect for our business and how is that different from today?

We’re not going to make specific predictions about the future or set targets today. We do, however, believe that the deal presents an opportunity to accelerate growth, both in the UK and across Europe for the Liberty Global Group..

Who are Liberty Global’s major competitors? How is the company positioned competitively?

It obviously varies from market to market but, like Virgin Media, Liberty Global typically competes with an incumbent telco operator and a range of other operators. Much like ourselves, Liberty Global has successfully exploited the power of its cable networks to differentiate its products, give customers more value and deliver superior shareholder returns.

Will we retain the US listing? What will happen to our secondary listing in the UK?

As part of the transaction, our shares will be acquired by a new company, Liberty Global PLC, which will be domiciled in the UK and listed on NASDAQ. Liberty Global have yet to confirm any details on a London listing.

Will Virgin Media continue to report its earnings to the financial markets?

No. Our results will be consolidated into Liberty Global PLC’s quarterly results announcements.

We’ve done a lot to reduce our debt in recent years. As a cable operator in many markets, Liberty Global has a higher debt level then ours.  Is this a return to a debt encumbered past?

Absolutely not. It’s true that the combined company’s debt ratio will be higher than Virgin Media’s but the new entity will be able to generate strong cash flow so this will not be a constraint on its growth. In fact, the combined new company will have the opportunity to repeat the success we’ve had over the last few years in managing our capital structure to maximise shareholder value.

Will Liberty Global pay any tax in the UK?

The new company will operate under the UK tax regime. Clearly, Liberty Global’s management will be looking to manage the company’s tax position in a legal and effective way.

Where will the new company be headquartered?

The new company’s global headquarters will be in Denver Colorado. We cannot comment about the long term intentions regarding the management of its European operations but, in the short term, they will continue to be managed from Amsterdam and Virgin Media’s headquarters will remain in Hook.

What real estate will Virgin Media retain?

Liberty Global does not have a big physical presence in the UK. We can’t speculate on what Liberty Global management may choose to do in the future but we will continue to operate as normal.  If there are any changes, we will naturally talk to our people about this.

What will happen with the systems and processes that we currently use?

You should continue to use the existing systems and processes that are in place. If there are any changes, they will be communicated to you by your manager in due course.

OUR PEOPLE AND MANAGEMENT

How many employees will be transferred to Liberty Global?

This is a share sale of the Virgin Media business so all employees will transfer to Liberty Global but remain on Virgin Media contracts in the first instance. Any change to these arrangements or to terms and conditions would be subject to the usual consultation process.

Will anyone be made redundant as a result of this announcement?

The deal announcement anticipates “synergies” of some $180m per year across the combined company. Of this, OPEX savings account for some $110m which will be achieved over a three year period. The lion’s share of these will come from economies of scale in procurement and product development, the integration of IT and systems, the sharing of best practice and the elimination of administrative costs associated with being a listed company. As Liberty Global does not have an operating presence in the UK, we do not believe that significant restructuring of our operations will be required. There may, however, be some duplication of — mainly corporate — roles, but we do not anticipate this will significantly impact any customer facing positions. We don’t at this point know how many people this will involve but, as soon as we do, we’ll work through any implications for the people concerned in the normal way. Being part of the new, bigger company may also provide opportunities for our people to broaden their career paths as part of a larger, international business.

When will I know if my role is affected?

For the large majority of employees this deal will not impact their roles. However should this merger affect any of our people it is our intention to communicate fully with them regarding what this might mean as soon as is reasonably possible.

Will reporting lines change?

We don’t yet know what operating model Liberty Global intends to implement. In the short term however, nothing changes and you should continue to focus on delivery of our 2013 plan.

Who will be on the Board of the combined Virgin Media / Liberty Global business?

Liberty Global will select a director from Virgin Media’s independent Board directors to serve on the Liberty Global board, and will also select one of Virgin Media’s UK-resident Board directors to serve on a new Liberty Group Inc UK Advisory Board.

Will the GEC leadership team change as a result of this deal?

Liberty Global has acknowledged the great work this team have done in leading Virgin Media to great success in the last six years. Naturally, there will be a lot of work to do over the coming months to complete the deal with Liberty Global so Neil and Eamonn will lead on that work and during this time, Andrew, with the support of the rest of the GEC, will oversee Virgin Media’s day-to-day operations. Following completion, Neil has decided that he will leave the business but will be available to ensure a smooth transition after the close of the deal.  His successor will be announced in due course.

How many of the Virgin Media senior management team will leave or remain in the business?

There are no immediate changes to the senior team with everyone continuing to work in their current roles.  Once the deal completes, Liberty Global management will be working with us to understand how we will manage the business and if there are any changes, they will be announced in due course.

Are Virgin Media’s senior management and Board members making money out of this deal?

Virgin Media’s Board and leadership team have led a dramatic transformation of a company that was on the verge of bankruptcy, failing its customers and which offered little for its investors. Today, it is one of the great success stories of UK business and it’s right that the leadership team are rewarded for this. This does not overlook or diminish the enormous contribution that all of our people have made. Every year since the Sharesave schemes started, between 20 and 35% of people have benefited as shareholders in the company.  In last year’s scheme that was around 4,300 people.

I am a shareholder in Virgin Media — what happens to my shares?

A letter will be sent to all shareholders, setting out full details of the merger and a notice of the AGM. This will explain the options and how you can register your vote about the deal.

If there are redundancies, will employees receive enhanced terms as per the current arrangements?

Any employees that may be affected by redundancy will, at the appropriate time, be fully consulted, along with the Voice Forums, regarding redundancy terms.  However, apart from a number of Corporate roles, we do not believe that significant restructuring of our operations will be required...

Are there any immediate changes to how we do our jobs on a day to day basis?

There are no changes on a day to day basis so you should continue to work in your normal way, focusing on our six strategic priorities for 2013 and delivering brilliantly for our customers. If there are any changes, these will be communicated as quickly and openly as possible.

BENEFITS AND BONUS PLANS

What impact will this have on our salary reviews in the future?

The current salary review for 2013 and all other terms and conditions of employment will not be affected by the merger. We communicated with line managers on Tuesday 5 February about the Annual Salary Review for 2013 and a note with the details has gone on Home in parallel with our end of year results announcement. The plans for the 2013 salary review are not affected at all by the deal. Any future changes in 2014 and later years that Liberty Global may wish to make will be consulted on through the normal process.

What about all of our other benefits?

None of our Virgin Media benefits are affected by the merger. As before, any future changes to benefits will be consulted on and/or communicated to you in full.

What does this mean for my local incentive/commission plan?

Under the terms of the deal, Liberty Global has agreed that all of the local incentive schemes and commission plans for 2013 will stay the same. Any future changes that Liberty Global may wish to make will be consulted on through the normal process.

What does this mean for any bonus payments due under the Annual Bonus Plan for 2012?

We will be announcing the outcome of the 2012 Annual Bonus Plan on Home alongside our full year results for 2012. The outcome of the Bonus Plan is not affected by the deal and any payments that are due will go ahead as per the Plan rules.

What does this mean for the 2013 Annual Bonus Plan?

The 2013 Annual Bonus Plan stays as communicated in January 2013 — this has been agreed with the Liberty Global management team.  Click here for a reminder of the 2013 Plan scorecard and rules.

SHARESAVE AND PARTNERSHIP PLAN

What happens about previous Sharesave schemes and the 2012 Partnership Plan we have already invested in that are still open?

In light of the merger deal, we are now in discussion with HMRC to agree how your investments will be affected when the merger completes and we become part of a new company with its own shares.

For Sharesave, we hope to be able to convert your Virgin Media share options into equivalent approved options over shares in the new, combined company: this is however subject to HMRC approval.  If we get approval, the 2010 and 2011 Sharesaves will continue, with the options converting to the new shares. If we don’t get approval to convert the scheme in this way, or you don’t want to invest in the new company, you can at any point choose to withdraw the money you have saved in any of our Sharesave schemes.

The Partnership Plan works differently. If you have already invested in our first Partnership Plan, launched in 2012, you already own Virgin Media shares. And, within the limits of the scheme, you can continue to accumulate Virgin Media shares until the deal is complete. At that time, you will no longer be able to acquire any further Partnership Shares for legal reasons.

As a Virgin Media shareholder at the time of the merger, your Partnership Shares would be converted in part to new shares. Subject to HMRC agreement, the Partnership Plan trust will remain in place for a further five years, allowing you to benefit from the income tax and National Insurance savings that arise after that period of time. The portion of the ‘consideration’ that is being paid to shareholders as a cash payment will be paid to you. This will be subject to income tax and National Insurance through Pay As You Earn.

We’ll be in discussion with HMRC over the coming weeks to confirm exactly how things will work and we will fully communicate all of the implications for Sharesave and Partnership Plan participants as soon as possible. However, we don’t expect confirmation from HMRC for at least a month, so please bear with us as we work through the detail.

I haven’t exercised my options from the 2009 Sharesave scheme yet. What do I do?

You should still exercise your options as normal, within the remaining windows.

What about the Sharesave and Partnership Plan invitations for 2013?  Will they go ahead?

Yes, you will still be invited to join Sharesave 2013 and the 2013 Partnership Plan this month.  All the details of the invitation are being printed and will soon be on their way to you. We will publish some more Q&As about exactly how the deal affects these schemes shortly.

OUR CUSTOMERS

When will customers be informed of this announcement?

We expect this news will be reported widely in the media, so many of our customers will see it there first.  We immediately put a message about this on our website for customers and our Customer Contact and Social Media teams are ready to answer any customer questions about the deal. For our teams working directly with customers we’ve created a separate Q&A to help answer their questions.  We all know customers — friends and family for example — so even if you’re not in a direct customer facing role, we recommend you read them.  You can see the Customer Q&A by clicking here.

How do you expect customers to react?

We believe this is excellent news for customers as they will be able to benefit from the strength and innovation of the Liberty Global Group as well as the Virgin Media brand they know and love. The combined company will have the resources and expertise to accelerate investment in our network, products and customer operations so we can continue building on our work to offer our customers best-in-class products, brilliant value and outstanding customer service.

Will there be any jobs lost in customer service?

Liberty Global doesn’t have any similar operations in the UK, so we’re not expecting any job losses for our customer facing teams.  There are likely to be some corporate roles that are lost, but the people who serve our customers are not going anywhere.  In fact, Virgin Media is currently recruiting people for new customer-facing roles.  We’ll also be working with our National and Divisional Voice Forums to ensure that all the new jobs are advertised internally, so people can get involved either themselves or through our new Refer a Friend scheme.

OUR COMPETITORS AND PARTNERS

When will our suppliers be informed of this announcement?

We sent communications to our key suppliers and business customers at the same time as the deal was made public.. We will communicate with all of our other suppliers swiftly over the coming days to reassure them that for the foreseeable future it’s just ‘business as usual’.

What happens to our relationships with Sky and BT?

It’s business as usual. As a competitor, we will continue to challenge them aggressively. As one of their customers, we will continue dealing with them on a straightforward commercial basis.

Is there a ‘change of control’ clause in our contracts with Sky and other major suppliers? In other words, if we’re owned by another, new organistion, does that affect our big supplier contracts?

It’s not appropriate for us to comment on specific contractual terms but, in preparing for this deal (doing their due diligence exercise), Liberty Global reviewed all Virgin Media’s material contracts and clearly did not find anything that undermines the strategic and commercial logic for the deal.

What do Sky and BT think of this deal? Do you think they will challenge it with the competition authorities?

That’s a question for them. We believe the deal will enable us to compete more aggressively over the long term but, since Liberty Global have very limited operations in the UK, it’s difficult to see how it raises competition concerns. We don’t expect regulatory clearance to delay completion of the deal.

What does this mean for our supplier partnerships like Cisco, Samsung, Tivo and McNicholas?

We can’t speak for the future intentions of Liberty Global management but, in the meantime, we value the strong relationships we have with our commercial partners and it’s very much business as usual.

Got a question?

If you’ve had a good read of all the Q&As above and still have a question, please email it to ‘>GEC’ from the Outlook address list. The external email address is: GEC@virginmedia.co.uk.  The GEC and leadership team will answer all of your questions and we will add the answers back here on this site daily so everyone can see them.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction